Filed by Chester Valley Bancorp Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                  1933 and Deemed Filed under Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                    Subject Company: Chester Valley Bancorp Inc.
                                                     Commission File No. 0-18833

To our valued customers,

We have some exciting news to share with you! ON JANUARY 20, 2005, FIRST FINANCIAL BANK ANNOUNCED THAT IT IS JOINING FORCES WITH WILLOW GROVE BANK. This dynamic partnership will unleash a whole new range of benefits for you.

In many respects, this merger will be invisible. All the same great people will remain at our branches, and I have been given the honor to lead the new organization as CEO and President. We will continue to be locally operated. All of our present branches will remain--but you will now have many more to choose from. Our bank name will stay the same for the near term and you have my personal commitment that our tradition of extraordinary customer service will remain and grow with this new partnership. We expect the merger to be completed during the third quarter of this year.

When the merger is completed, banking with First Financial Bank will be more convenient than ever. Whether you live or work in Chester, Montgomery, Bucks County, or Northeast Philadelphia, we will be there with 27 branches ready to serve you!

I want to assure you that we are not merging with an impersonal 'mega-bank'. We have chosen to join with a bank of similar size and similar commitment to the community. We know you, our customers, well. We understand that you do business with us because of the personal service that our employees deliver, and our ability to make quick, local decisions. You know that we commit personal and financial resources back into our community. None of this will change, as Willow Grove shares this philosophy.

This merger will allow us to broaden the scope of our services that you can use to better manage your personal and business finances. The combined bank will offer more extensive commercial banking services, private banking, investment management and trust, and brokerage operations. And, for our commercial customers, we will have more capital, giving us the ability to lend more money.

Your business is important to us, and will remain important to us as we move forward. Thank you for choosing us to serve all of your financial needs. If you have any questions, please do not hesitate to call me at 610-269-9700.

Best regards,

/s/s Donna M. Coughey
Donna M. Coughey
President and CEO
Chester Valley Bancorp

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FORWARD LOOKING STATEMENTS. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Chester Valley Bancorp and Willow Grove Bancorp, combined operating and financial data, future banking plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital, operating expense and other synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the shareholders of Chester Valley Bancorp and Willow Grove Bancorp and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Chester Valley Bancorp's and Willow Grove Bancorp's respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended June 30, 2004 and quarterly report on Form 10-Q for the quarter ended September 30, 2004. This message speaks only as of its date, and Chester Valley Bancorp and Willow Grove Bancorp each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT. In connection with the proposed merger, a registration statement on Form S-4 will be filed with the SEC. CHESTER VALLEY BANCORP AND WILLOW GROVE BANCORP SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Chester Valley Bancorp and Willow Grove Bancorp. Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Chester Valley Bancorp by calling Joseph Crowley, or from Willow Grove Bancorp by calling Christopher E. Bell.

PARTICIPANTS IN SOLICITATION. Chester Valley Bancorp, Willow Grove Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning persons who may be considered participant's in the solicitation of Chester Valley Bancorp's shareholders is set forth in the proxy statement dated September 10, 2004, for Chester Valley Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning persons who may be considered participant's in the solicitation of Willow Grove Bancorp's shareholders is set forth in the proxy statement dated October 8, 2004, for Willow Grove Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Chester Valley Bancorp and Willow Grove Bancorp in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.